As filed with the Securities and Exchange Commission on September 22, 2010
Registration No. 333-166810
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE
Amendment No. 1
to

Form S-11
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES
CoreSite Realty Corporation
(Exact name of registrant as specified in governing instruments)

1050 17th Street, Suite 800
Denver, CO 80265
(866) 777-2673
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Thomas M. Ray
President & Chief Executive Officer
CoreSite Realty Corporation
1050 17th Street, Suite 800
Denver, CO 80265
(866) 777-2673
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Raymond Y. Lin	Edward J. Schneidman
Patrick H. Shannon	John P. Berkery
Latham & Watkins LLP	Mayer Brown LLP
885 Third Avenue	1675 Broadway
New York, New York 10022	New York, New York 10019
(212) 906-1200	(212) 506-2500

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☑

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to Form S-11 Registration Statement (333-166810) is filed pursuant to Rule 462(d) solely to add an exhibit to such Registration Statement. No changes have been made to Part I or Part II of the Registration Statement other than Item 36(b) of Part II as set forth below.

Item 36.	Financial Statements and Exhibits.

(b) Exhibits.  The following is a complete list of exhibits filed as part of the registration statement, which are incorporated herein:

Exhibit
Number	Description

4.1	Specimen certificate representing the Common Stock of CoreSite Realty Corporation.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, we have duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form S-11 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on the 22nd day of September, 2010.

CORESITE REALTY CORPORATION

By:	/s/ Thomas M. Ray
Name:     Thomas M. Ray

Title:	President

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Thomas M. Ray Thomas M. Ray	President and Director (Principal Executive Officer)	September 22, 2010

/s/ Deedee M. Beckman Deedee M. Beckman	Treasurer and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	September 22, 2010

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